SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to                     .
Commission file number of the issuer: 000-10535
REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST
(Full title of plan)
Citizens Republic Bancorp, Inc.
328 South Saginaw Street
Flint, MI 48502
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION
Items 1-3. Financial Statements
     Not Applicable.
Item 4. ERISA Financial Statements
The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”), have been prepared in accordance with the financial reporting requirements of ERISA:
Statements of Assets Available for Benefits as of December 31, 2006 and 2005; Statement of Changes in Assets Available for Benefits for the year ended December 31, 2006; Supplemental Schedules for the year ended December 31, 2006; and Report of Independent Registered Public Accounting Firm dated June 27, 2007
Attached as Exhibit 23 is a written Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.

REPUBLIC BANCORP INC.
TAX DEFERRED SAVINGS PLAN AND TRUST

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4 - 9
Signatures	10
Supplemental Schedules for the Year Ended December 31, 2006:
Schedule G, Part I — Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible	N/A
Schedule G, Part II — Schedule of Leases in Default or Classified as Uncollectible	N/A
Schedule G, Part III — Schedule of Non-Exempt Transactions	N/A
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11
Schedule H, Line 4j — Schedule of Reportable Transactions	12
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Flint, Michigan
We have audited the accompanying statements of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 and schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, MI
June 27, 2007

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Republic Bancorp Inc. Common Stock	$36,737,830	$36,433,267
Mutual Funds	12,325,808	13,179,044
Pooled Separate Accounts	26,067,858	22,922,049
Loans to Participants	904,210	1,071,262
Other Investments	440,431	268,122

Total Investments	76,476,137	73,873,744
Participant contributions receivable	—	93,537
Employer contributions receivable	—	1,130

Net Assets Available for Benefits	$76,476,137	$73,968,411

See notes to financial statements.

REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

Net Assets Available for Benefits, January 1, 2006	$73,968,411

Additions and net changes in fair value:
Participants’ contributions	3,418,355
Employer contributions, net of forfeitures	988,171
Dividends on Republic Bancorp Inc. stock	1,291,031
Interest income on loan fund	65,408
Net increase in fair value of Republic Bancorp Inc. stock	5,504,901
Net appreciation in fair value of investments in mutual funds and pooled separate accounts	3,777,701

Total additions and net changes in fair value	15,045,567

Deductions:

Benefits paid to participants	(12,520,504)
Administrative fees	(17,337)

Total deductions	(12,537,841)

Net additions	2,507,726

Net Assets Available for Benefits, December 31, 2006	$76,476,137

See notes to financial statements.

REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1.	PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (“Republic”). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA). On December 29, 2006, Citizens Banking Corporation completed its merger with Republic Bancorp Inc. creating the new Citizens Republic Bancorp, Inc. All stock held in the Republic Bancorp Inc. Common Stock Fund converted to Citizens Republic Bancorp, Inc. stock and cash. The cash portion was invested in the Principal Money Market Separate Account.

All employees of Republic are eligible to participate in the Plan. Beginning in January 2005, all new employees of Republic are automatically enrolled in the Plan with the employee contribution set at 2% of the employee’s annual compensation. Employees may subsequently elect to change their contribution amount or elect not to participate in the Plan.

Participant contributions were limited to $15,000 for the year ended December 31, 2006, or such amounts as may be approved by the Internal Revenue Service. Beginning in 2002, if a participant was age 50 or older, participants were able to make elective contributions in addition to those described in the preceding sentence in order to increase retirement savings. The catch-up dollar limit for 2006 was $5,000. During 2006 and 2005, Republic contributed an amount equal to 50% of each participant’s elective deferrals for the Plan year up to 7% of the participant’s annual compensation. Republic did not match the catch-up contributions. Republic’s contributions to the Plan were primarily invested in the Republic Bancorp Inc. Common Stock Fund. During the last three pay periods of 2006, the company match was invested in the Principal Money Market Separate Account due to the Republic Bancorp Inc. Common Stock Fund being subject to a black-out period due to the pending merger of Republic with Citizens Banking Corporation. Through December 31, 2006, Republic’s contributions vested 25% after two years of service and an additional 25% each year thereafter.

Through December 31, 2006, if a nonvested participant was terminated from the Plan, the participant forfeited a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. For the Plan years ending December 31, 2006 and 2005, the amount of forfeited nonvested accounts used to reduce employer contributions totaled $181,922 and $92,035, respectively. At December 31, 2006, the total balance of forfeitures available to reduce future employer contributions was $24,149.

Effective January 1, 2007, the Plan was amended to, among other things, (1) modify the company match to 100% of the participant’s elective contributions, up to 3% of creditable compensation, plus 50% of the participant’s elective contributions on the next 2% of creditable compensation, providing a total match up to 4% of creditable compensation per year; (2) add a non-elective employer contribution equal to 2.5% of each eligible participant’s creditable compensation, provided they have worked a minimum of 1,000 hours and are employed at the end of the year. New hires will become eligible to participate in the 2.5% employer contribution on the first day of the calendar quarter after working a minimum of 1,000 hours during the first year of employment or any subsequent Plan year. The 2.5% employer contribution is subject to a three-year vesting requirement; (3) 100% vest all amounts in each eligible participant’s matching company contribution account as of January 1, 2007 and (4) delete the requirement that employer matching contributions be invested in the Republic stock fund.

Participants’ investments in Republic Bancorp Inc. Common Stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in Republic Bancorp Inc. Common Stock with the Plan or receive the dividends as cash with their regular pay.

Each participant’s account is credited with the participant’s contribution and an allocation of the company’s contribution and Plan earnings. Participants direct the investment of their accounts among investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account. Allocations are based upon the participant’s account balances. Administrative fees represent loan fees and fees charged to Plan participants no longer employed with Republic. These fees are paid by Plan participants.

Although it has not expressed any interest to do so, Citizens Republic Bancorp has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee’s interest in assets already in the Plan and all employer contributions would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the plan year. Investments in guaranteed investment contracts, none of which are fully benefits-responsive, are carried at fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Terminated Participants: As of December 31, 2006 and 2005, account balances of participants who had terminated employment with the Company totaled $16,571,773 and $19,386,376, respectively.

3.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 18, 2002, stating that the written form of the underlying plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.	RISKS AND UNCERTAINTIES

The Plan invests in various investment options. These investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	INVESTMENTS

The following table represents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are primarily included in the Republic Bancorp Inc. common stock fund.

	December 31,
	2006		2005
Common Stock:
Republic Bancorp Inc.	$36,737,830	*	$36,433,267	*

Mutual Funds:
American Century Ultra Fund	4,549,402	*	6,395,831	*
American Century Small-Cap Value Fund	2,674,783		1,957,542
American Funds American Balanced Fund	3,394,807		3,224,402
Fidelity Advisor Mid-Cap Fund	1,706,816		1,601,269

	12,325,808		13,179,044

Pooled Separate Accounts:
Principal Money Market Separate Account	4,723,363	*	4,473,248	*
Principal High Quality Short-term Bond Separate Account	306,510		338,575
Principal Bond and Mortgage Separate Account	2,245,564		2,583,075
Principal Large-Cap Stock Index Separate Account	5,435,235	*	5,027,222	*
Principal Partners Large-Cap Blend Separate Account	1,233,391		1,087,486
Principal Partners Large-Cap Value Separate Account	8,666,775	*	7,407,582	*
Russell LifePoints Aggressive Strategy Separate Account	803,261		519,894
Russell LifePoints Balanced Strategy Separate Account	581,637		422,261
Russell LifePoints Conservative Strategy Separate Account	82,197		88,518
Russell LifePoints Equity Aggressive Strategy Separate Account	1,806,939		827,181
Russell LifePoints Moderate Strategy Separate Account	182,986		147,007

	26,067,858		22,922,049

Loans to Participants	904,210		1,071,262

Other Investments	440,431		268,122

Total Investments	$76,476,137		$73,873,744

6.	INVESTMENT IN CITIZENS REPUBLIC BANCORP, INC.

The Republic Bancorp Inc. Common Stock investment was the primary investment with non-participant directed contributions. The Principal Money Market Separate Account received $99,657 of non-participant directed employer contributions in the fourth quarter of 2006. Additional disclosure of this fund’s activity are not provided because the non-participant directed contributions to this fund are not deemed material. Activity for the Republic Bancorp Inc. Common Stock Fund is as follows for the year ended December 31, 2006.

	Non-Participant	Participant
	Directed	Directed	Total
Investment Balance at January 1, 2006	$19,279,160	$17,154,107	$36,433,267
Participant contributions received	—	365,346	365,346
Employer contributions received	888,514	—	888,514
Net increase in fair value	3,033,147	2,471,754	5,504,901
Dividend income	695,725	595,306	1,291,031
Benefits paid to participants	(3,377,045)	(2,359,879)	(5,736,924)
Net transfers to other funds	(37,546)	(1,963,199)	(2,000,745)
Administrative fees	(4,698)	(2,862)	(7,560)

Investment Balance at December 31, 2006	$20,477,257	$16,260,573	$36,737,830

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
REPUBLIC BANCORP INC.
TAX-DEFERRED SAVINGS
PLAN AND TRUST

REPUBLIC BANCORP INC. Plan Administrator
Date: June 27, 2007	By:	/s/ Travis D. Jones
Travis D. Jones, as Agent

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Units/	Current Fair
Description	Shares	Value
* Republic Bancorp Inc. Common Stock (cost $29,414,049)	2,641,109	36,737,830
American Century Ultra Fund	170,709	4,549,402
American Century Small-Cap Value Fund	274,901	2,674,783
American Funds American Balanced Fund	179,051	3,394,807
Fidelity Advisor Mid-Cap T Fund	68,492	1,706,816
* Principal Guaranteed Interest Accounts	440,431	440,431
* Principal Money Market Separate Account	111,289	4,723,363
* Principal High Quality Short-term Bond Separate Account	21,182	306,510
* Principal Bond and Mortgage Separate Account	3,222	2,245,564
* Principal Large-Cap Stock Index Separate Account	105,283	5,435,235
* Principal Partners Large-Cap Blend Separate Account	98,940	1,233,391
* Principal Partners Large-Cap Value Separate Account	525,754	8,666,775
Russell LifePoints Aggressive Strategy Separate Account	49,815	803,261
Russell LifePoints Balanced Strategy Separate Account	35,376	581,637
Russell LifePoints Conservative Strategy Separate Account	5,531	82,197
Russell LifePoints Equity Aggressive Strategy Separate Account	112,236	1,806,939
Russell LifePoints Moderate Strategy Separate Account	11,769	182,986
* Loans to 127 participants against their individual account balances (with interest rates ranging from 5.00% to 10.50%)	904,210	904,210

Total		$76,476,137

*	Party in interest

Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Employer ID #38-2604669
Plan #001
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2006

				Current
				Value on
	Purchase	Selling	Cost of	Transaction	Net Realized
Asset Description	Price	Price	Asset	Date	Gain/(Loss)
Category (iii) Series of Transactions:

Republic Bancorp Inc.
Common Stock

Purchases	$4,748,514		$4,748,514	$4,748,514

Sales		$9,948,851	$8,892,920	$9,948,851	$1,055,931
The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.
There were no category (i), (ii) or (iv) reportable transactions during 2006. Columns (e) – Lease Rentals, and (f) – Expense Incurred with Transaction, have not been presented as this information is not applicable.